Exhibit 3.69

ARTICLES OF INCORPORATION

OF

COLUMBIA RIVERSIDE, INC.

The undersigned, being a natural person of full age and acting as the incorporator for the purpose of forming the business corporation hereinafter named pursuant to the provisions of the Corporation Code of the State of California, does hereby adopt the following articles of incorporation.

FIRST: The name of the corporation (hereinafter called the “corporation”) is Columbia Riverside, Inc.

SECOND: The existence of the corporation is perpetual.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California. other than the banking business, the trust company business or the practice of profession permitted to be incorporated by the California Corporations Code.

FOURTH: The corporation’s initial registered agent for service of process within the State of California in accordance with the provisions of subdivision (b) of Section 1502 of the Corporation Code of the State of California is Corporation Service Company which will do business in California as CSC-Lawyers Incorporating Service.

FIFTH: The total number of shares which the corporation is authorized to issue 1,000 all of which are of one class and par value of $.01 each, and all of which are Common shares.

The Board of Directors of the corporation may issue any or all of the aforesaid authorized shares of the corporation from time to time for such consideration as it shall determine and may determine from time to time the amount of such consideration, if any, to be credited to paid-in-capital surplus.

SIXTH: In the interim between meetings of shareholders held for the election of directors or for the removal of one or more directors and the election of the replacement or replacements thereof, any vacancy which results by reason of the removal of a director or directors by the shareholders, entitled to vote in an election of directors , and which has not been filled by said shareholders, may be filled by a majority of directors then in office, whether or not less than a quorum, or by the sole remaining director, as the case may be.

SEVENTH: The liability of the directors of the corporation for monetary damages shall he eliminated to the fullest extent permissible under California law.

EIGHTH: The corporation is authorized to provide indemnification of agent (as defined in Section 317 of the Corporation Code) for breach of duty to the corporation and its stockholders through bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the Corporation Code, subject to the limits on such excess indemnification set forth in Section 204 of the Corporations Code.

NINTH: As authorized by the provisions of Section 204 (a)(2) of the Corporations Code of the State of California, each share of the corporation shall entitle the holder thereof, for a period of thirty days, to subscribe for or purchase authorized shares of the same class.

Signed on December 6, 1996

Hélène Dean, incorporator

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